CINDISUE MINING CORP.
               2nd Floor, Berkeley Square House, Berkeley Square,
                         London, W1J 6BD, United Kingdom


VIA EDGAR AND UPS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attn: Tia L. Jenkins

RE:  CINDISUE MINING CORP.
     FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 31, 2012
     FILED APRIL 18, 2012
     FORM 10-Q FOR THE FISCAL QUARTER ENDED JULY 31, 2012
     FILED SEPTEMBER 13, 2012
     FILE NO. 000-54390

                                                                October 17, 2012

Dear Ms. Jenkins:

     Set forth below are the responses by Cindisue Mining Corp., to the comments received from you in a letter dated October 17, 2012. We have reproduced your comments for your convenience and have followed each comment with our response. References in this letter to "we," "our," or "us" mean the Company or its advisors, as the context may require. Capitalized terms not defined herein have the meaning set forth in the Annual Report on Form 10-K referenced above. We have filed an amendment to our Form 10-K dated on January 31, 2012 to address the comments below.


1. WE REFER YOU TO PARAGRAPH THREE OF THE AUDITOR'S REPORT. PLEASE AMEND AND REVISE SO THE AUDIT REPORT IDENTIFIES AND OPINES ON THE BALANCE SHEET AS OF JANUARY 31, 2011 AND THE RESULT OF OPERATIONS AND CASH FLOWS FOR THE YEAR THEN ENDED. SEE RULE 2-02(A) OF REGULATION S-X.

     RESPONSE: We have had the auditor revise the audit report to opine on the balance sheet as of January 31, 2011 and the result of operations and cash flows for the year then ended, and have included it in our filing of the Amended Form 10K/A.

2. PLEASE CONFIRM IN YOUR RESPONSE THAT AS OF THE END OF THE MOST RECENT FISCAL QUARTER YOUR RINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS PARTICIPATED IN THE EVALUATION OF DISCLOSURE PONTROLS AND PROCEDURES. TELL US THEIR CONCLUSIONS AS TO THE EFFECTIVENESS OF THE REGISTRANT'S PISCLOSURE CONTROLS AND PROCEDURES AS REQUIRED BY ITEM 307 OF REGULATION S-K FOR THE FISCAL CUARTER ENDED JULY 31, 2012. ALSO CONFIRM IN YOUR RESPONSE YOU WILL INCLUDE THESE DISCLOSURES IN DHE INTERIM REPORT FOR THE FISCAL QUARTER ENDED OCTOBER 31, 2012.

Tia L. Jenkins
Securities and Exchange Commission
October 17, 2012
Page 2 of 2

     RESPONSE: We confirm that as of the end of the most recent fiscal quarter our Principal Executive Officer and Principal Financial Officer participated in the evaluation of disclosure controls and procedures. Their conclusion was that our disclosure controls and procedures were not effective as of July 31, 2012. We confirm that we will include this disclosure in our interim report for the fiscal quarter ending October 31, 2012.

                                      * * *

     In connection with the foregoing responses, the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact me directly at +44 203 086 7387.


                                               Sincerely,

                                               CINDISUE MINING CORP.


                                               /s/ Daniel Martinez
                                               ---------------------------------
                                               Daniel Martinez
                                               Chief Financial Officer